UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

March 16, 2023

Date of Report: (Date of earliest event reported)

MASTERWORKS 038, LLC

(Exact name of issuer as specified in its charter)

Delaware	85-4355660
State of other jurisdiction of	(I.R.S. Employer
incorporation or organization	Identification No.)

225 Liberty Street, 29th Floor, New York, NY 10281

(Full mailing address of principal executive offices)

(203) 518-5172

(Issuer’s telephone number, including area code)

www.masterworks.com

(Issuer’s website)

Class A Ordinary Shares

(Securities issued pursuant to Regulation A)

Item 1. Fundamental Changes

On March 14, 2023, Level & Co. Gallery, LLC, on behalf of Masterworks 038, LLC, a Delaware limited liability company (the “Company”) and the Gallery Segregated Portfolio of Masterworks Cayman, SPC entered into a Seller’s Agreement and certain terms and conditions of sale (collectively, the “Agreement”) with Christie’s Inc. (“Christie’s”). Pursuant to the Agreement, the Company agreed with Christie’s to auction the painting created by Yayoi Kusama owned by the Company (the “Artwork”) at Christie’s 21st Century Evening Sale scheduled to be held on May 16, 2023. Pursuant to the Agreement, Christie’s agreed to pay the Company a percentage of the proceeds of the sale of the Artwork at the auction, and agreed that irrespective of the outcome of the auction, the Company will receive at least a minimum guaranteed amount (the “Guaranteed Amount”) as agreed upon between the Company and Christie’s, provided, however, Christie’s payment obligations are subject to customary conditions for transactions of this kind. Pursuant to the Agreement and subject to the conditions contained therein, Christie’s will pay the Company the Guaranteed Amount and, if the Artwork sells at a hammer price that would result in higher net proceeds to the Company than the Guaranteed Amount, Christie’s will also pay the Company a percentage of such positive difference. Payment dates are flexible and are dependent on when Christie’s receives payment from the successful bidder, but as a general matter Christie’s will have up to 95 days after the auction to make final payment. Additionally, under the terms of the Agreement, Christie’s agreed to pay all sale expenses incurred by them in respect of selling the Artwork.

A copy of the Agreement is attached to this Form 1-U as Exhibit 6.1.

Upon the consummation of the above transaction and in accordance with the Company’s Amended and Restated Operating Agreement, the Company will use the proceeds of the sale of the Artwork to pay or provide for payment of the Company’s liabilities, costs and expenses and will distribute the remaining proceeds of the liquidation of the assets to the Company’s shareholders of record, after which the Company will wind up operations and dissolve.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our most recent Offering Circular filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC’s EDGAR website. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Exhibit Index

Exhibit No.	Description of Exhibit

6.1	Seller’s Agreement, dated March 14, 2023*

*Certain confidential portions (indicated by brackets and asterisks) of this exhibit have been omitted from this exhibit

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MASTERWORKS 038, LLC

	By:	/s/ Joshua B. Goldstein
	Name:	Joshua B. Goldstein
	Title:	General Counsel

Date: March 16, 2023